UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION


	     Washington, D. C. 20549





		   FORM 11-K





[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934


       For the fiscal year ended December 31, 2000


			  OR


[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934




	      Commission file number 1-8841





	     FPL Energy Operating Services, Inc.
		    Employee Thrift Plan
		  (Full title of the plan)





		      FPL GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)





		  700 Universe Boulevard
		Juno Beach, Florida 33408
	  (Address of principal executive office)





INDEPENDENT AUDITORS' REPORT



EMPLOYEE BENEFITS COMMITTEE OF THE BOARD OF DIRECTORS OF FPL GROUP, INC.:

We have audited the accompanying statements of net assets available for benefits of the FPL Energy Operating Services, Inc. Employee Thrift Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP

Certified Public Accountants
Miami, Florida
June 22, 2001





	       FPL ENERGY OPERATING SERVICES, INC.
		     EMPLOYEE THRIFT PLAN
	  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



												December 31,
											    2000             1999
ASSETS
Receivables:
  Employer contributions ...........................................................    $         -       $    18,495
  Participant contributions ........................................................              -            34,060
  Accrued interest receivable - Leveraged ESOP .....................................             23                 -

    Total receivables ..............................................................             23            52,555

General investments, at fair value .................................................      8,674,153        10,521,470

Employer securities, at fair value:
  Employer securities held by the Plan .............................................      1,445,049           267,024
  Leveraged ESOP employer securities ...............................................      2,956,414                 -

    Total employer securities ......................................................      4,401,463           267,024

Total assets .......................................................................     13,075,639        10,841,049

LIABILITIES
Interest payable - Leveraged ESOP Account ..........................................          5,401                 -
Other liabilities ..................................................................              -               526
Acquisition indebtedness of Leveraged ESOP .........................................      1,671,940                 -

Total liabilities ..................................................................      1,677,341               526

NET ASSETS AVAILABLE FOR BENEFITS ..................................................    $11,398,298       $10,840,523

The accompanying Notes to Financial Statements are an integral part of these statements.





		     FPL ENERGY OPERATING SERVICES, INC.
			   EMPLOYEE THRIFT PLAN
	  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



											 Year Ended December 31, 2000
INCOME
Contributions:
  Received from employer ...........................................................     $  193,127
  Received from Members ............................................................      1,358,320
  Noncash contributions (from employer) ............................................        488,778
   Total contributions .............................................................                      $ 2,040,225

Earnings on investments:
  Interest:
    Interest-bearing cash ..........................................................         24,102
    Other loans (Member loans) .....................................................         46,254
      Total interest ...............................................................                           70,356

  Common stock dividends ...........................................................                           25,340

  Net appreciation (depreciation) in fair value of investments:
    Employer securities ............................................................        425,971
    Master trusts ..................................................................         21,432
    Registered investment companies ................................................       (330,594)
      Total net appreciation in fair value of investments...........................                          116,809
Total income .......................................................................                        2,252,730

EXPENSES
Benefit payments to Members or beneficiaries .......................................                        3,088,777
Administrative expenses ............................................................                            4,097
  Total expenses ...................................................................                        3,092,874

NET LOSS ...........................................................................                         (840,144)

TRANSFERS
Transfers to the Plan - net ........................................................        118,823
Effect of current year Leveraged ESOP activity .....................................      1,279,096
Total transfers to the Plan ........................................................                        1,397,919

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999 .............................                       10,840,523

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000 .............................                      $11,398,298


The accompanying Notes to Financial Statements are an integral part of these statements.





		      FPL ENERGY OPERATING SERVICES, INC.
			     EMPLOYEE THRIFT PLAN
			NOTES TO FINANCIAL STATEMENTS
		     For the year ended December 31, 2000


1.  Description of the Plan and Significant Accounting Policies

The Plan

The following description of the FPL Energy Operating Services, Inc. Employee Thrift Plan (Plan) provides only general information. Participating employees (Members) should refer to the Summary Plan Description in their employee handbook for a more complete description of the Plan. In April 2000, assets of the Plan were transferred from Fleet Bank of Connecticut to Fidelity Management Trust Company (Trustee) who administers the trust (Trust) established under the Plan, the FPL Group Employee Thrift Plan (Group Plan) and the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (FPL Bargaining Plan).

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended (ERISA). Participation in the Plan is voluntary. Employees are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with FPL Energy Operating Services, Inc. (Company) or on the first day of any payroll period thereafter. The Plan includes a cash or deferred compensation arrangement (Tax Saver Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended
(Code). The Tax Saver Option permits a Member to elect to defer federal income taxes on all or a portion of their contributions (Tax Saver Contributions) until they are distributed from the Plan. Tax Saver Contributions were limited in 2000 to a maximum of $10,500 per Member and may be increased or decreased in future years for cost-of-living adjustments.

Effective April 2000, the Plan was designated as an Employee Stock Ownership Plan and includes leveraged employee stock ownership plan (Leveraged ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under
Section 401(a) of the Code and is designed to invest primarily in common stock of FPL Group, Inc. (Common Stock). The Trust purchased Common Stock from FPL Group , Inc. (FPL Group) using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group (see Note 3). The Common Stock acquired by the Trust is initially held in a separate account (Leveraged ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, each Member's account is allocated its portion of Common Stock released from the Leveraged ESOP Account.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Members will become 100 percent vested in their accounts.

Contributions, Loans and Withdrawals

The Plan provides for basic contributions by eligible employees in whole percentages from 1% to 7% of their base compensation (Earnings), which is matched in part by the Company with shares of Common Stock. For basic Tax Saver Contributions or contributions made on an after-tax basis, the Company match is 100% on the first 3% of a Member's Earnings, 50% on the next 3% and 25% on the last 1%. The Plan also provides for supplemental contributions by Members to be made in whole percentages from 1% to 9% of their Earnings, bringing the total maximum contributions to 16%. Supplemental contributions are not matched by the Company. Contributions are subject to certain limitations.

The value of a Member's contributions (including all income, gains and losses) is at all times 100% vested. Company contributions vest at a rate of 20% each year and are fully vested upon a Member attaining five years of service as a Member of the Plan. An employee may also receive vesting credit for prior years of service as a member of the Group Plan or FPL Bargaining Plan.

The Plan's investment options include fourteen core funds, as well as a wide variety of mutual funds. The core funds are comprised of eleven "mix your own" investment options and three "pre-mixed" investment strategies. The "mix your own" investment options include various mutual funds, a separately managed portfolio of short- and long-term investment contracts, a small-capitalization equity index fund and Common Stock. The "pre-mixed" investment strategy options are made up of different allocations of investment options providing various combinations of stocks and fixed income investments.

The Plan allows Members, at any time, to change their contribution percentage, to change their investment option allocation for future contributions or to transfer their account balance attributable to Member contributions from one investment option to another. At year end, the number of Members contributing to the Plan was 412. Company contributions are primarily made from Common Stock shares released from the Leveraged ESOP Account. Forfeitures of non-vested Company contributions due to termination of Plan participation are used to reduce the amount of future Company contributions to the Plan or may be applied to administrative expenses. A Member who has attained at least the age of fifty and completed five years of service while a Member will be permitted to transfer all or any portion of Company contributions made to his or her account and any earnings thereon to one or more of the other investment options. Any future Company contributions will continue to be invested in Common Stock.

A Member may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the Member's account, whichever is less. The loans are secured by the balance in the Members' account and bear interest at annual rates ranging from 7% to 11.75%, which are commensurate with prevailing rates as determined annually by the Plan administrator.

Withdrawals by Members from certain of their accounts during their employment are permitted with certain penalties and restrictions. The penalties limit a Member's contributions to the Plan for varying periods following a withdrawal.

Transfers to (from) the Plan generally represent net transfers between the Plan and either the Group Plan or the FPL Bargaining Plan. The majority of transfers arise as a result of Members transferring their employment between the Company and other FPL Group subsidiaries.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting. Investment income and interest income on loans to Members is recognized when earned. Contributions by Members and Company contributions are accrued on the basis of amounts withheld through payroll deductions. Distributions to Members are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except insurance and financial institution investment contracts which are stated at contract value (see Investment Contracts below). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common Stock is valued at its quoted market price. Loans to Members are valued at cost, which approximates fair value.

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the carrying amount of the securities. The carrying amounts of securities held in Member accounts are adjusted daily; securities held in the Leveraged ESOP Account (see Note 2) are adjusted annually. Unrealized appreciation or depreciation is recorded to recognize changes in market value.

Investment Contracts

The Plan has entered into investment contracts with various insurance companies and financial institutions. The contracts are fully benefit responsive and are included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). There are no reserves against contract values for credit risk of the contract issuer or otherwise. At December 31, 2000, the contract value and fair value of investment contracts was $419,000 and $421,000, respectively. For the year end December 31, 2000, the average yield for the portfolio of investment contracts was 6.23% and the crediting interest rate was 6.10%. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero. See
Note 8.

2.  Employee Stock Ownership Plan Account Allocation

The assets, liabilities and net income of the Leveraged ESOP Account are not considered plan assets but are for the joint benefit of the Plan (commencing in April 2000), the FPL Bargaining Plan and the Group Plan.
The Leveraged ESOP Account is allocated for financial reporting purposes based on each plan's relative net assets. The Plan's allocation of Common Stock held in the Leveraged ESOP Account (employer securities), Acquisition Indebtedness and interest payable have been reflected in the Statements of Net Assets Available for Benefits, but are not available for, or the obligation of, Plan Members. The employer securities will be released from the Leveraged ESOP Account and allocated to accounts of Members under the Plan in satisfaction of part or all of the Company's matching contribution obligation under the Plan as the Acquisition Indebtedness is repaid (see
Note 3). ESOP shares allocated to date are classified as employer securities held by the Plan on the Statements of Net Assets Available for Benefits. The Acquisition Indebtedness will be repaid from dividends on the shares acquired by the Leveraged ESOP Account, as well as from cash contributions from FPL Group. The net effect of a change in the allocation percentage from year to year is reported as a transfer to or from the Plan. The value of the shares allocated to accounts of members under the plans is not affected by these allocations.

Condensed financial statements of the Leveraged ESOP Account are presented below, indicating the allocations made to each plan. The effect of current year Leveraged ESOP activity on net assets is included in transfers to (from) the plan in the financial statements of each plan. Allocation of shares to the plans are presented as noncash contributions in the financial statements of each plan.

							 Total                             The FPL
						      Leveraged ESOP        The           Bargaining
							Account          Group Plan           Plan          The Plan
Allocation percentage ............................       100.0%             70.6%            28.9%           0.5%

Accrued interest .................................    $       4,090     $       2,887     $      1,180     $       23
Employer securities ..............................      537,725,281       379,624,369      155,144,498      2,956,414
  Total assets ...................................      537,729,371       379,627,256      155,145,678      2,956,437

Interest payable .................................          982,242           693,445          283,396          5,401
Acquisition indebtedness .........................      304,099,620       214,688,858       87,738,822      1,671,940
  Total liabilities ..............................      305,081,862       215,382,303       88,022,218      1,677,341

Net assets at December 31, 2000 ..................    $ 232,647,509     $ 164,244,953     $ 67,123,460     $1,279,096

Contributions received from employer .............    $  26,393,105
Interest income ..................................           13,022
Dividends ........................................       16,736,745
Net appreciation in fair value of investments ....      221,756,106
  Total income ...................................      264,898,978

Interest expense .................................       30,896,690

Net income .......................................      234,002,288     $ 165,201,403     $ 67,514,341     $1,286,544
Allocation of shares to plans ....................      (22,142,047)      (15,487,431)      (6,165,838)      (488,778)
Transfers to (from) the plan .....................                -          (206,610)        (274,720)       481,330
Effect of current year Leveraged ESOP
  activity on net assets .........................      211,860,241       149,507,362       61,073,783      1,279,096
Net assets at December 31, 1999 ..................       20,787,268        14,737,591        6,049,677              -
Net assets at December 31, 2000 ..................    $ 232,647,509     $ 164,244,953     $ 67,123,460     $1,279,096

3.  Acquisition Indebtedness

In December 1990, the Trust, which holds plan assets for the Plan, the FPL Bargaining Plan and the Group Plan, borrowed $360 million from FPL Group Capital to purchase approximately 12.4 million shares of Common Stock. The Acquisition Indebtedness matures in 2019, bears interest at a fixed rate of 9.69% per year and is to be repaid using dividends received on both Common Stock held by the Leveraged ESOP Account and ESOP shares allocated to accounts of members under the plans, along with cash contributions from FPL Group. For those dividends on shares allocated to accounts of members under the plans used to repay the loan, additional shares, equal in value to those dividends, will be allocated to accounts of members under the plans. In 2000, dividends received from shares held by the ESOP and shares allocated to accounts of members under the plans totaled approximately $16,737,000 and $6,316,000, respectively. Cash contributed in 2000 by FPL Group for the debt service shortfall totaled approximately $26,393,000.

The unallocated shares of Common Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As principal payments are made, a percentage of Common Stock is released as collateral and becomes available to satisfy matching contributions, as well as to repay dividends on ESOP shares allocated to accounts of members under the plans for debt service. During 2000, 550,591 shares of Common Stock were released as collateral for the Acquisition Indebtedness. The scheduled principal repayments of the Acquisition Indebtedness for the next five years and thereafter are as follows: 2001 - $3,883,000; 2002 - $4,451,600; 2003 -
$5,023,600; 2004 - $5,604,000; 2005 - $6,200,000 and thereafter -
$278,937,420.

See Note 2 for information on the Plan's allocation percentage of the Acquisition Indebtedness.

4.  Parties-In-Interest Transactions

Company contributions are primarily made in Common Stock released from the Leveraged ESOP Account or in cash which is used by the Trustee to purchase Common Stock. Such amounts are reported as noncash contributions (from employer) and contributions received from employer, respectively. Upon the transfer of assets to the Trustee in April 2000, all Company contributions were made in Common Stock released from the Leveraged ESOP Account. Prior to that, Company contributions were made in Common Stock purchased on the open market.

Dividend income earned by the Plan results from dividends on Common Stock. Dividends on shares held in the Leveraged ESOP Account were used to repay the Acquisition Indebtedness (see Note 3). Certain dividends on shares held in Members' accounts are reinvested in Common Stock for the benefit of its Members pursuant to FPL Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

5.  Investments

Investments that represent five percent or more of the Plan's net assets available for benefits are as follows:

				     December 31, 2000                                           December 31, 1999
Dreyfus Founders Worldwide Growth ..    $1,473,735          Aetna Money Market VP ...............   $1,256,776
Fidelity Fund ......................       755,203          Aetna Balanced VP ...................    1,030,015
Fidelity Equity-Income .............       851,767          Aetna Growth and Income VP...........    1,125,034
Fidelity Growth Company ............       616,605          Fidelity VIP Equity - Income ........      912,952
Fidelity Blue Chip Growth ..........     1,612,227          Fidelity VIP Growth .................    1,618,504
FPL Group Company Stock Fund .......     1,445,049          Janus Aspen Series Worldwide Growth..    1,888,552
Loans to Members ...................       833,222          PPI MFS Emerging Equities ...........      577,822
							    Loans to Members ....................      650,355

6.  Income Taxes

The Plan has not yet received a determination letter, but the Plan sponsor believes that the Plan is qualified under Section 401(a) of the Code. In 2000, the Plan filed for a determination letter and is awaiting a favorable determination from the Internal Revenue Service. The Plan sponsor believes that the Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of
Section 404 of the Code; and the Plan will meet the requirements of Section 401(k) of the Code allowing Tax Saver Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, FPL Group will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends distributed directly to Members.

Company contributions to the Plan on a Member's behalf, Member's Tax Saver Contributions, and the earnings thereon generally are not taxable to the Member until such Company contributions, Tax Saver Contributions, and earnings from investments are distributed or withdrawn. A loan from a Member's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

7.  Expenses

Certain fees such as annual account maintenance and investment management fees are paid by Plan Members. Trustee's fees and expenses are paid by FPL Energy, LLC (which may charge the Company) and, therefore, are not reflected in the financial statements.
8.  Master Trusts

A summary of participating interest in and financial statements for the Master Trusts follow.

												    Percent of
											     Interest in Master Trust
												   December 31,
											       2000            1999
FPL MANAGED INCOME PORTFOLIO
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................        78.2%           76.5%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................        21.6%           23.5%

FPL Energy Operating Services, Inc. Employee Savings Plan
EIN 65-0471798
PN 001 ...............................................................................         0.2%              -

CONSERVATIVE INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................        80.6%           80.0%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................        19.4%           20.0%

FPL Energy Operating Services, Inc. Employee Savings Plan
EIN 65-0471798
PN 001 ...............................................................................         0.0%              -

MODERATE GROWTH INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................        74.5%           74.1%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................        25.5%           25.9%

FPL Energy Operating Services, Inc. Employee Savings Plan
EIN 65-0471798
PN 001 ...............................................................................         0.0%              -

LONG-TERM GROWTH INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................        71.7%           73.2%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................        28.3%           26.8%

FPL Energy Operating Services, Inc. Employee Savings Plan
EIN 65-0471798
PN 001 ...............................................................................         0.0%              -




			 FPL MANAGED INCOME PORTFOLIO

	       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


											       December 31,
											   2000            1999
ASSETS
General investments:
  Value of unallocated insurance and financial institution contracts ...............   $221,262,195    $228,312,304

Total assets .......................................................................    221,262,195     228,312,304

LIABILITIES ........................................................................              -               -

NET ASSETS AVAILABLE FOR BENEFITS ..................................................   $221,262,195    $228,312,304



	  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


													Year Ended
												       December 31,
													   2000
INCOME
Contributions received from Members ...............................................................    $  4,917,631

Earnings on investments:
  Interest ........................................................................................      12,339,015

Total income ......................................................................................      17,256,646

EXPENSES
Benefit payments to Members or beneficiaries ......................................................      24,392,650

Account maintenance fees ..........................................................................           7,961

Total expenses ....................................................................................      24,400,611

NET LOSS...........................................................................................      (7,143,965)

TRANSFERS
Transfers into fund ...............................................................................     412,697,120
Transfers out of fund .............................................................................    (412,603,264)

Net transfers .....................................................................................          93,856

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999 ............................................     228,312,304

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000 ............................................    $221,262,195




		    CONSERVATIVE INVESTMENT STRATEGY

	     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


												 December 31,
											     2000           1999
ASSETS
Receivables:
  Income ...........................................................................     $    84,293    $    84,315

General investments:
  Value of unallocated insurance and financial institution contracts ...............      10,241,252     13,368,723
  Mutual funds .....................................................................       9,312,247      8,085,733

      Total general investments ....................................................      19,553,499     21,454,456

Total assets .......................................................................      19,637,792     21,538,771

LIABILITIES ........................................................................             109          1,012

NET ASSETS AVAILABLE FOR BENEFITS ..................................................     $19,637,683    $21,537,759



	   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


													 Year Ended
													December 31,
													    2000
INCOME
Contributions received from Members ...............................................................     $   294,096

Earnings on investments:
  Interest ........................................................................................         713,394
  Dividends .......................................................................................         354,478
  Net depreciation in fair value of investments ...................................................        (350,428)

Total income ......................................................................................       1,011,540

EXPENSES
Benefit payments to Members or beneficiaries ......................................................       2,070,161

Account maintenance fees ..........................................................................           1,148

Total expenses ....................................................................................       2,071,309

NET LOSS ..........................................................................................      (1,059,769)

TRANSFERS
Transfers into fund ...............................................................................       6,424,809
Transfers out of fund .............................................................................      (7,265,116)

Net transfers .....................................................................................        (840,307)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999 ............................................      21,537,759

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000 ............................................     $19,637,683




		      MODERATE GROWTH INVESTMENT STRATEGY

		STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


												 December 31,
											     2000           1999
ASSETS
Receivables:
  Income ...........................................................................     $   271,624    $   189,492
  Other ............................................................................          58,253         10,977
    Total receivables ..............................................................         329,877        200,469

General investments:
  Value of unallocated insurance and financial institution contracts ...............      23,131,741     19,944,621
  Mutual funds .....................................................................      63,199,600     73,209,864

      Total general investments ....................................................      86,331,341     93,154,485

Total assets .......................................................................      86,661,218     93,354,954

LIABILITIES ........................................................................             561              -

NET ASSETS AVAILABLE FOR BENEFITS ..................................................     $86,660,657    $93,354,954



	     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


													 Year Ended
													December 31,
													    2000
INCOME
Contributions received from Members ...............................................................     $  2,524,065

Earnings on investments:
  Interest ........................................................................................        1,309,551
  Dividends .......................................................................................        2,008,496
  Net depreciation in fair value of investments ...................................................       (3,060,542)

Total income ......................................................................................        2,781,570

EXPENSES
Benefit payments to Members or beneficiaries ......................................................        4,693,342

Account maintenance fees ..........................................................................            5,995

Total expenses ....................................................................................        4,699,337

NET LOSS ..........................................................................................       (1,917,767)

TRANSFERS
Transfers into fund ...............................................................................       13,882,545
Transfers out of fund .............................................................................      (18,659,075)

Net transfers .....................................................................................       (4,776,530)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999 ............................................       93,354,954

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000 ............................................     $ 86,660,657




		       LONG-TERM GROWTH INVESTMENT STRATEGY

		  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


												 December 31,
											     2000            1999
ASSETS
Receivables:
  Income ...........................................................................     $    167,348    $    101,911
  Other ............................................................................           66,150         126,392
    Total receivables ..............................................................          233,498         228,303

General investments:
  Value of unallocated insurance and financial institution contracts ...............       11,042,921       7,008,628
  Mutual funds .....................................................................       87,877,354     104,640,528

      Total general investments ....................................................       98,920,275     111,649,156

Total assets .......................................................................       99,153,773     111,877,459

LIABILITIES ........................................................................           11,465          69,815

NET ASSETS AVAILABLE FOR BENEFITS ..................................................     $ 99,142,308    $111,807,644




	  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

													 Year Ended
													December 31,
													    2000
INCOME
Contributions received from Members ...............................................................     $  5,089,917

Earnings on investments:
  Interest ........................................................................................          565,127
  Dividends .......................................................................................        2,082,311
  Net depreciation in fair value of investments ...................................................       (8,059,862)

Total loss ........................................................................................         (322,507)

EXPENSES
Benefit payments to Members or beneficiaries ......................................................        4,765,200

Account maintenance fees ..........................................................................            9,008

Total expenses ....................................................................................        4,774,208

NET LOSS ..........................................................................................       (5,096,715)

TRANSFERS
Transfers into fund ...............................................................................       16,345,094
Transfers out of fund .............................................................................      (23,913,715)

Net transfers .....................................................................................       (7,568,621)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999 ............................................      111,807,644

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000 ............................................     $ 99,142,308








FORM 5500: Schedule H, 4i                           FPL ENERGY OPERATING SERVICES, INC. - EIN 65-0471798
Plan Year 2000                                   FPL ENERGY OPERATING SERVICES, INC. EMPLOYEE THRIFT PLAN
Plan # 001                                      SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END

						 UNITS/SHARES    PRICE      HISTORICAL       MARKET VALUE
FUND NAME                                          12/31/00     12/31/00       COST            12/31/00
FIDELITY FUND                                      23,052.60     $32.76     $922,136.92      $755,203.27
FIDELITY PURITAN                                        2.52     $18.83           47.83            47.38
FIDELITY GINNIE MAE                                    17.48     $10.73          186.14           187.53
FIDELITY MAGELLAN                                     269.15    $119.30       33,958.38        32,109.11
FIDELITY EQUITY INC                                15,941.73     $53.43      829,880.24       851,766.86
FIDELITY GROWTH CO                                  8,632.30     $71.43      736,702.05       616,604.91
FIDELITY INTER BOND                                     3.48     $10.04           34.72            34.98
FIDELITY CAP & INC                                     47.01      $7.73          401.38           363.39
FID INDEPENDENCE FD                                    47.70     $22.01        1,215.12         1,049.79
FIDELITY OTC PORT                                     798.84     $41.05       50,413.72        32,792.45
FIDELITY OVERSEAS                                   2,709.84     $34.37      119,559.48        93,137.14
FIDELITY EUROPE                                        52.19     $29.77        1,841.71         1,553.56
FIDELITY PAC BASIN                                     16.39     $17.29          356.53           283.33
FIDELITY REAL ESTATE                                  197.42     $18.50        3,617.54         3,652.30
FIDELITY BALANCED                                  22,824.15     $15.19      354,000.35       346,698.80
FIDELITY INTL GR&INC                                    7.91     $22.72          202.95           179.70
FIDELITY UTILITIES                                     10.46     $16.09          212.00           168.35
FIDELITY BLUE CHIP                                 31,287.15     $51.53    1,870,709.38     1,612,226.60
FID ASSET MANAGER                                      42.67     $16.82          775.81           717.65
FIDELITY DISC EQUITY                                  200.89     $25.82        6,390.98         5,186.94
FIDELITY AGGR GROWTH                                1,987.41     $36.17      104,780.74        71,884.66
FIDELITY DIVERS INTL                               10,114.88     $21.94      246,685.48       221,920.39
FIDELITY EXP & MULTI                                   29.96     $16.88          615.35           505.80
FIDELITY TECHNOQUANT                                   85.74     $13.61        1,370.84         1,166.88
FIDELITY MID-CAP STK                                1,157.68     $26.06       30,228.02        30,169.09
FID FREEDOM 2030                                       57.65     $15.00          976.67           864.74
FIDELITY INTL BOND                                      2.15      $8.36           17.34            17.98
FIDELITY FIFTY                                        255.30     $18.50        4,354.49         4,723.03
FIDELITY RETIRE MMKT                              385,423.47      $1.00      385,423.47       385,423.47
FIDELITY RET GOVT MM                               22,027.11      $1.00       22,027.11        22,027.11
SPARTAN US EQ INDEX                                 1,427.89     $46.81       75,810.82        66,839.57
FIDELITY US BD INDEX                                   21.96     $10.59          228.60           232.59
FPL MANAGED INCOME *                              535,773.10      $1.00      535,773.10       535,773.10
BGI RUSSELL 2000 K                                    281.64      $8.32        2,413.60         2,343.19
DOMINI SOCIAL EQUITY                                  413.54     $34.57       16,721.99        14,296.22
INVESCO EQUITY INC                                     11.98     $14.36          183.52           172.10
PIMCO TOT RETURN ADM                               13,118.00     $10.39      130,965.87       136,295.96
BRANDYWINE FUND                                     1,314.54     $29.39       44,749.78        38,634.45
PBHG EMERGING GROWTH                                  132.13     $23.74        4,830.91         3,136.86
ARIEL PREMIER BOND                                      3.46     $10.10           34.69            34.96
ALGER CAP APPRECIATN                                1,793.76     $15.48       35,029.01        27,767.32
ALGER MID CAP GROWTH                               11,312.25     $15.85      192,262.52       179,299.23
ALGER SMALL CAP RTM                                    52.88     $20.80        1,282.94         1,099.81
DREY FNDRS GROWTH F                                   920.67     $14.03       19,140.92        12,917.01
DREY FNDRS WW GRTH F                               93,928.30     $15.69    2,074,317.40     1,473,735.02
FRANKLIN SM CAP GRTH                                  198.81     $39.33        9,540.58         7,819.36
PBHG GROWTH FUND                                       94.69     $31.10        4,855.80         2,944.98
INVESCO DYNAMICS                                       42.51     $23.77        1,182.62         1,010.44
INVESCO SM CO GROWTH                                  516.28     $15.35       10,154.72         7,924.92
INVESCO BL CHIP GRTH                                  719.59      $5.15        5,876.63         3,705.86
JANUS FLEX INCOME                                   1,362.93      $9.14       12,241.65        12,457.21
TEMPLETON FOREIGN A                                    10.06     $10.34          100.44           104.04
DREY FNDRS DISCVRY F                                  290.45     $34.75       13,444.38        10,093.20
MAS MID CAP GRTH ADV                                1,241.64     $24.48       41,004.53        30,395.46
MSI SM CO GROWTH B                                  2,215.85     $10.68       30,665.62        23,665.31
NB MANHATTAN TRUST                                  2,573.86     $14.72       37,870.61        37,887.16
PIMCO HIGH YIELD ADM                                    5.69      $9.71           54.86            55.26
PIMCO LT US GOVT ADM                                  794.24     $10.59        8,430.24         8,411.00
STRONG GROWTH FUND                                  2,819.32     $27.05      103,743.32        76,262.47
STRONG ADV COM STK Z                                    6.43     $20.16          131.51           129.58
STRONG LG CAP GROWTH                                   30.04     $34.77        1,347.65         1,044.59
TRP EQUITY INCOME                                       4.26     $24.67          105.29           105.01
FPL CONS INV STRGY *                                   48.21     $17.92          851.21           863.92
MODERATE GRWTH STRGY *                                 49.87     $23.61        1,193.28         1,177.53
LONG-TERM STRGY *                                     943.26     $26.04       24,526.23        24,562.37
FPL GROUP STOCK *                                  42,618.20     $19.25      555,663.98       820,400.31
FPL GROUP STK LESOP *                              32,476.29     $19.39      486,613.64       629,715.26
LEVERAGED ESOP EMPLOYER SECURITIES *               41,204.38     $71.75    1,194,926.91     2,956,414.00
MEMBER LOAN BALANCES
  (7.00% TO 11.75%; MATURING 2001-2005)                                      833,222.09       833,222.09

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                $12,240,616.20   $13,075,615.91

*PARTY-IN-INTEREST



			      SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



DATE:  June 27, 2001

		   FPL Energy Operating Services, Inc.
			 Employee Thrift Plan
			    (Name of Plan)



		       By:     JAMES K. PETERSON
			   -------------------------
			       James K. Peterson
		Director, Human Resources Centers of Expertise





INDEPENDENT AUDITORS' CONSENT



We consent to the incorporation by reference in Post-Effective Amendment No. 1 to Registration Statement No. 333-79305 on Form S-8 of FPL Group, Inc. of our report dated June 22, 2001, appearing in this Annual Report on Form 11-K of FPL Energy Operating Services, Inc. Employee Thrift Plan for the year ended December 31, 2000.


DELOITTE & TOUCHE LLP

Miami, Florida
June 27, 2001